November 18, 2024

VIA EDGAR

Ronald (Ron) E. Alper

Pam Howell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investcorp Europe Acquisition Corp I Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed November 15, 2024 File No. 001-41161

Dear Mr. Alper:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated November 15, 2024 (the “Comment Letter”), regarding the Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed by Investcorp Europe Acquisition Corp I (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on November 15, 2024.

The Company has filed today Amendment No. 2 to the Proxy Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 2. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 2.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed November 15, 2024

The Company’s proposed extension of the time to consummate a business combination...., page 19

1.	Comment: We partially reissue prior comment 19. Please clearly disclose any impact on securities holders due to your securities no longer being considered “covered securities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 20 of Amendment No. 1 to state that if the Class A Ordinary Shares are no longer “covered securities,” the Class A Ordinary Shares may not trade without registration in the states and the Company may require holders of warrants to exercise those warrants on a cashless basis.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (713) 354 – 4845.

Sincerely,

/s/ Emily Leitch
Emily Leitch

cc:	Ruby McGregor-Smith (Investcorp Europe Acquisition Corp I)